

November 8, 2023

William J. Betz
Chief Financial Officer
NXP Semiconductors N.V.
60 High Tech Campus
Eindhoven, Netherlands 5656 AG

> **Re: NXP Semiconductors N.V.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 8-K Filed July 25, 2023**
> **File No. 001-34841**

Dear William J. Betz:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. As an example, we note that you attribute the change in gross profit on page 36 to a number of partially offsetting factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Form 8-K Filed July 25, 2023

Table 4: Financial Reconciliation of GAAP to non-GAAP Results (unaudited), page 8

2. Your presentation in this table gives the appearance of a full non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-

GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Confirm to us that you will not present full non-GAAP consolidated income statements or their equivalents in future filings. Refer to Question 102.10(a) and (c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing